(212) 701-3215
January 30, 2006

Daniel F. Duchovny, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Engelhard Corporation
   Schedule 14D-9 filed January 23, 2006
   File No. 005-37173

Dear Mr. Duchovny:

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated January 27, 2006 relating to the Schedule 14D-9 (the “Schedule 14D-9”) filed January 23, 2006 by Engelhard Corporation (the “Company”) and immediately below each comment is the response of the Company with respect thereto. The Company will file an amendment to the Schedule 14D-9 containing the changes described herein after consultation with the Staff regarding these responses. The Company has authorized us to make the following statements on its behalf:

Schedule 14D-9

Item 4. The Solicitation or Recommendation

1. We note that on January 9 you discussed the reaction of your security holders with MacKenzie Partners and Joele Frank. Please revise your disclosure to describe those reactions.

Response: The Company informs the Staff that representatives of the Joele Frank and MacKenzie firms discussed with the Board stockholder reaction as reflected by the stock price and public press reports. Accordingly, the sentence will be revised to read as follows:

“The Board then discussed with representatives of MacKenzie Partners, Inc. (“MacKenzie”) and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) the reaction of Company stockholders as reflected by the stock price and public press reports.”

2. We note that Merrill Lynch delivered to your board of directors its opinion with respect to the adequacy of BASF’s offer from a financial point of view. Please tell us whether Merrill Lynch presented an analysis supporting its opinion to your board and, if so, tell us why you have not summarized that analysis in your disclosure. Refer to Item 1011(b) of Regulation M-A.

Response: Merrill Lynch presented analyses to the Board supporting its opinion, from a financial point of view, as to the inadequacy of $37 per share. In considering whether to include a summary of the analyses in the Schedule 14D-9, the Company took into account (i) that Schedule 14D-9 does not require disclosure of the analyses supporting financial advisory opinions (contrast the express requirements of Item 1015 of Regulation M-A with the Commission decision not to include that requirement in Schedule 14D-9), (ii) that such disclosures generally are not provided in the context of a solicitation/recommendation such as that in the Schedule 14D-9 and (iii) the disclosures which are otherwise contained in the Schedule 14D-9.

Most importantly, in the Company’s view, summarizing those analyses would be detrimental to the Company’s stockholders. The Company’s Board of Directors has determined that the BASF offer of $37 per share is inadequate and has determined to explore strategic alternatives, including a sale of the Company. Disclosure would provide the analyses of the Company’s financial advisor to prospective bidders and, most importantly, to BASF which would be detrimental to the Company’s efforts to seek to maximize the value reasonably attainable for its stockholders.

The Company respectfully submits that no summary of such analyses is required in such disclosure.

Item 6. Interest in Securities of the Subject Company, page 10

3. We note that some of your disclosure in the first paragraph of this item is qualified “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: The Company used the phrase “to the Company’s knowledge” with respect to transactions in shares of the Company’s Common Stock within 60 days by directors, executive officers, etc. as any such transactions are neither within its control nor necessarily part of its books and records. Accordingly, it must rely on Form 4 reports and the responses of such persons to questions. The Company will amend the sentence to read as follows:

“Except as described below or as set forth on Annex C hereto, no transactions in the Shares have been effected during the past 60 days by the Company, its subsidiaries or, to the Company’s knowledge based upon inquiry and Form 4 reports, any of the Company’s directors, executive officers or affiliates.”

4. Refer to the paragraph titled “Forward-Looking Information.” We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response: The Company notes the Staff’s comment and will avoid making reference to the Private Securities Litigation Reform Act of 1995 in future communications in connection with the tender offer.

5. We also note the disclaimer that you do not undertake any obligations to update or revise forward-looking statements to reflect, among other things, new information, future events or otherwise, here and in your January 23 press release (exhibit (a)(3)). This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.

Response: The Company notes the Staff’s comment and will avoid making such statements in future press releases and filings.

Item 9. Exhibits, page 13

6. We note the investor presentation furnished in connection with a Current Report on Form 8-K dated January 24, 2006. Please file this presentation as an exhibit to your Schedule 14D-9. See Item 1016(a) of Regulation M-A.

Response: The Company will comply with this comment by filing the investor presentation as an exhibit to the Schedule 14D-9.

The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing to which this response letter relates, (2) staff comments or changes in response to staff comments in the disclosure in the filing to which this response relates do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Registration Statement may be directed to the undersigned at (212) 701-3215 or W. Leslie Duffy at (212) 701-3840.

Sincerely,
Kenneth W. Orce

cc: Arthur A. Dornbusch, II, Esq.
W. Leslie Duffy, Esq.
John Schuster, Esq.